Orbital Corporation Limited – Half Year Report

ABN 32 009 344 058

APPENDIX 4D

Half year ended 31 December 2010

Results for announcement to the market

		A$'000%			A$'000

Total revenue	Down	577	7.2	to	7,440

Net profit for period	Up	2,653	NA	to	29

Profit attributable to equity holders	Up	2,653	NA	to	29

	31 December 2010	30 June 2010
Net tangible assets per share (cents)	35.86	39.99

There is no proposal to pay dividends for the six months ended 31 December 2010.

ORBITAL CORPORATION LIMITED

ABN 32 009 344 058

AND ITS CONTROLLED ENTITIES

31 DECEMBER 2010

HALF-YEAR FINANCIAL REPORT

DIRECTORS’ REPORT	Orbital Corporation Limited

Your Directors submit their report for the half year ended 31 December 2010.

DIRECTORS

The names of the company’s directors in office during the half year and until the date of this report are set out below. Directors were in office for this entire period unless otherwise stated.

Name

Information on Directors

William Peter Day

Non Executive Director and Chairman.

Terry Dewayne Stinson

Managing Director and Chief Executive Officer.

John Grahame Young

Non Executive Director.  Chairman of the Audit Committee.

Mervyn Thomas Jones

Non Executive Director. Chairman of the Human Resources, Remuneration and Nomination Committee.

Vijoleta Braach-Maksvytis

Non Executive Director.

REVIEW AND RESULTS OF OPERATIONS

Financial Overview

			Dec 2010	Dec 2009
			$'000	$'000

Alternative Fuels		Revenue	2,717	2,912
		Contribution	(396)	(920)
Consulting Services		Revenue	4,202	4,526
		Contribution	36	(12)
Licences and Royalties		Revenue	463	432
		Contribution	273	242

Total		Revenue	7,382	7,870
		Contribution	(87)	(690)

Synerject	Dec 2010	Dec 2009
	US$'000	US$'000
Revenue (100%)	56,608	41,584

	equity accounted profit		1,466	314

Other income			564	409
Foreign exchange loss			(88)	(107)
Finance costs (net)			(248)	(289)
Research and development			(716)	(96)
Other expenses			(1,087)	(2,071)

Profit/(Loss) before tax			(196)	(2,530)
Taxation			225	(94)
Profit/(Loss) after tax			29	(2,624)

Detailed comments on Orbital’s four business streams are as follows:

DIRECTORS’ REPORT	Orbital Corporation Limited

Alternative Fuels

		Dec 2010	Dec 2009
		$'000	$'000

OAGS	Revenue	2,717	2,912
	Contribution	(396)	(920)

Orbital Autogas Systems (OAGS) has developed and supplies Liquid Petroleum Gas (LPG) systems to Ford Australia, Holden Special Vehicles (HSV) and to the aftermarket.  The aftermarket system is branded “Liquid” denoting liquid versus vapour injection and is considered latest ‘benchmark’ performance. In addition, OAGS supplies the previous generation “fumigator” or “vapouriser” LPG systems for aftermarket applications for earlier model vehicles. The new ADR 79/02 emission standards implemented in 2010 necessitates the utilisation of next generation systems such as “‘Liquid” LPG fuel injection systems for all new vehicles.

The next generation Ford E-Gas LPG system will be supplied by Orbital and Ford have announced their plan to release the new model later this year. HSV announced use of the OAGS system late last year for its performance vehicles and these new “Liquid” LPG injection models have been released for sale in Australia. The “Liquid“ LPG system offers seamless performance, equivalent to driving a petrol vehicle, whilst offering both significant operating cost savings and CO2 reduction of up to 13%. OAGS has developed and validated aftermarket “Liquid” kits for some 30 popular vehicle models, including both passenger car and light commercial vehicles.

The LPG aftermarket market has continued to contract and currently is at record low levels.  This is due primarily to the much lower gasoline fuel costs (typically $1.22/litre compared to over $1.50/litre in the previous crude oil price rise) and has also been impacted by reductions in Government rebates.  The change being experienced in the business is consistent with the 10 year historical cycle, a cyclical high when petrol prices rise and the lows when it falls. The traditional OE business, such as Ford, is more insulated to the changes in petrol prices and is driven by the petrol and LPG price differential.

OAGS revenue is approximately 7% lower than the same period last year due to Ford finishing production of the previous generation LPG systems at the end of September 2010.  The loss of sales is partially offset by increased aftermarket kit sales. Gross margins improved due to the stronger Australian dollar compared to the Euro and a 10% decease in overhead expenses resulted in a $524,000 reduction in loss for the half year compared to the same period last year.

During the period Orbital and Mitchell Corporation continued the development of Liquid Natural Gas (LNG) systems for line haul heavy duty truck engine applications. This is an engineering program at this stage and is discussed in more detail below.

Consulting Services

		Dec 2010	Dec 2009
		$'000	$'000

Consulting Services	Revenue	4,202	4,526
	Contribution	36	(12)

Orbital Consulting Services (OCS) revenue for the first half of $4,202,000 was 7% lower than the previous corresponding period, however cost control and project efficiencies generated a break even segment result, similar to last year.

During the period, major programs for China and Australia were carried over from the 2nd half FY10.  Work programs sold, and commenced or undertaken in the period included further programs and program extensions from China, USA and Australia, along with programs using Orbital’s FlexDITM systems for heavy fuels (such as diesel and kerosene).

Orbital’s heavy duty engine testing facility, completed in 2009, has been in strong demand in this reporting period.  This facility, capable of testing and certifying heavy duty engines of up to 600 kW is unique in Australia.

OCS supports the Mitchell Corporation LNG engine management systems (EMS) development program. Part of Mitchell’s business is to move iron ore in Western Australia and using LNG as the primary fuel provides a significant saving in energy cost.  Several trucks have been converted and more are being converted as the project progresses.  Mitchell’s Managing Director, Ian Kent, confirmed that they are very pleased with the progress to date.  The natural gas substitution rates are on target and the journey times for the trucks have decreased.

Orbital is taking a conservative approach to this market. The key is to ensure customer satisfaction, and product reliability and durability.  With continued success, Orbital will expand this business within Australia and our progress with Mitchell’s is generating interest from other key transport and resource companies in Australia.

The Changan program, applying Orbital’s FlexDITM system to the Changan vehicle continues to meet targets and has led to extended engineering orders.  Success with Changan could lead to fresh opportunities in the automotive sector.  The results we have achieved on this program are “best in class”.

New opportunities were developed in the application of Orbital’s FlexDITM system for heavy fuels. A significant portion of work undertaken in this period was the development of heavy fuel EMS systems for Unmanned Aeronautical Vehicles (UAV’s). This niche application has the potential to lead to another recurring revenue stream.

At 31 December 2010, the order book stood at $3,500,000 (30 June 2010: $3,400,000).

Intellectual Property

		Dec 2010	Dec 2009
		$'000	$'000

Royalties	Revenue	463	432
	Contribution	273	242

Orbital earns licensing and royalty from EMS utilising its FlexDITM systems and technology.  The royalty bearing products today are in the marine, recreational and scooter/motorcycle markets.

The marine and recreational markets, key markets for Orbital systems, remain subdued due to the continuation of the tough US economic conditions. Revenue increased by 7.2% continuing the improvement seen in the 2nd half of last financial year but the look-ahead in this market remains conservative.

Synerject

		Dec 2010	Dec 2009
		US$'000	US$'000

Synerject	Revenue	56,608	41,584
	Profit after tax	2,573	849
Operating cashflow, including capex		4,053	7,702

		A$’000	A$’000
Equity accounted contribution		1,466	314

Synerject, Orbital’s Joint Venture investment with Continental Corporation supplies Engine Management Systems (EMS) to the non automotive global market.

A continuing success story, Synerject achieved 36% sales growth, notwithstanding that many of Synerject’s markets are still challenged by the aftermath of the global financial crisis. Along with revenue growth, Synerject has improved efficiencies and improved EBIT margins.

The marine and recreational markets in North America continue to show signs of recovery over the last 12 months, however volumes remain close to historically low levels and slow growth at best can be expected in the 2nd half. Synerject achieved sales growth in this market compared to the same period last year primarily through additional EMS business acquired from Continental in May 2009.

Taiwan, with its motorcycle in-field conformity emission requirements, calling for the use of EMS, continues to be a strong and growing market for Synerject. In addition, Synerject has been successful in growing the recently launched snowmobile business in Europe and North America.

China, the world’s largest motorcycle market, introduced the Motorcycle Euro III emissions standards in 2010; however it will take a little while for the domestic manufacturers to apply EMS. Synerject with its facilities at Chongqing and Changchun is well positioned in China in anticipation of future growth in this important market. The Indian motorcycle market shows similar promise with their Bharat 4 emissions requirements anticipated to be introduced in the next two to three years.  Continental and Orbital have experience and infrastructure in India.

The equity accounted contribution to Orbital was $1,466,000 compared to $314,000 for the previous reporting period notwithstanding the stronger Australian dollar compared to the US dollar.

Synerject generated operating cash flow after capital expenditure of US$4,053,000 compared to US$7,702,000 in the corresponding prior period including the funding required to support increased working capital. At 31 December 2010 Synerject had a gearing ratio (net debt:equity) of only 6% (June 2009: 20%).

Orbital received a dividend of $737,000 from Synerject (2009: $495,000).

Synerject is well positioned in all of their markets.  The North American and Taiwanese markets are stable and/or growing.  This provides an excellent foundation for expansion into new markets.

e world’s largest independent EMS supplier in the non-automotive market.

DIRECTORS’ REPORT	Orbital Corporation Limited

Other

In December 2010 Orbital entered into an agreement to sell and leaseback its engineering facilities and head office in Balcatta. The sale for $8,650,000, generating a profit of $4,400,000, was settled in February 2011 and will be reflected in the full year results. The lease is for an initial term of 10 years with two five year options. The sale proceeds will be invested strategically in cash generating assets, will provide a significant cash reserve and will strengthen the balance sheet.

Net cash used in operating activities (including the receipt of dividends from Synerject) for the half year improved by $1,793,000 to $256,000 reflecting the improved operating performance and in particular reduced expenses. During the half year Orbital repaid $1,509,000 trade facility (2009: $610,000 repayment.) At 31 December 2010 Orbital had cash of $1,958,000 (June 2010: $3,608,000).

Research and development expenditure increased to $716,000 (2009: $96,000). The increased investment related primarily to applications of Orbital’s FlexDITM system in conjunction with the Changan project in China.

During the half year management irrevocably waived their right to cash bonuses which were awarded and accrued in FY2010; resulting in a credit to the Income Statement of $400,000 in this half year.

Other overhead expenses were managed closely and a range of savings were achieved including travel and accommodation, communication costs and insurance.

Outlook

Orbital anticipates that the 2nd half will provide a similar result to the 1st half, reinforcing previous guidance that Orbital targets a positive operating result for the full year.

The improvements experienced in the 1st half year will underpin an improving market place for Orbital’s and Synerject’s products.

OAGS’s revenue in the 2nd half will be adversely affected by the subdued aftermarket and the gap in production of Ford E-Gas vehicles, however it will see a significant increase in revenue next financial year when it experiences a full year of supply of the new LPG system for the Ford E-Gas Falcon.  The launch of the “Liquid” injection product on the HSV line of vehicles significantly enhances Orbital’s position in the market.

Synerject will not replicate, in the 2nd half, the revenue growth achieved year to date, primarily because the market recovery and new product launches commenced early in the 2nd half FY09. Synerject is also planning increased development expenditure on further new products and this will impact EBIT in the 2nd half. Synerject will however provide a solid 2nd half result, positive cashflow, pay increased dividends and the investment in new products will underpin growth in future years.

The OCS, Licences and Royalty business segments will continue to perform in line with the 1st half with possible growth aligned to the recovery of the markets in which we operate. The OCS business acts as an ‘incubator’ for EMS opportunities and recent developments in the UAV, heavy duty ethanol and transport (LNG) sectors may lead to niche system supply businesses in line with Orbital’s strategic goals in the alternative fuel market.

The Orbital Board is confident that the strategy to invest in specialist EMS, and particularly alternative fuel applications, is supported by the long term pressure on crude oil price and increasing recognition and interest in our technology and products. Orbital has a strong balance sheet to take up the growth opportunities as they arise.

DIRECTORS’ REPORT	Orbital Corporation Limited

LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The lead auditor’s independence declaration is set out on page 5 and forms part of the Directors’ Report for the half year ended 31 December 2010.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (unless otherwise stated) under the option available to the Company under ASIC Class Order 98/0100.  The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors

/s/ William Peter Day

WP Day

Chairman

Perth, 24 February 2011

Auditor's independence declaration to the Directors of Orbital Corporation Limited

In relation to our review of the financial report of Orbital Corporation Limited and its controlled entities for the half-year ended 31 December 2010, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

/s/ Ernst & Young

Ernst & Young

/s/ Geoff Lotter

G Lotter

Partner

Perth

24 February 2011

Income Statements	Orbital Corporation Limited

		Consolidated
For the half year ended 31 December 2010	Note	2010	2009
		$'000	$'000

Engineering services income		4,202	4,526
Sale of goods		2,717	2,912
Licence and royalty income		463	432
Other revenue	3(a)	58	147
Total Revenue		7,440	8,017

Other income	3(b)	936	409

Raw materials and consumables used		(2,731)	(3,048)
Change in inventories of finished goods and work in progress		1,001	778
Employee benefits expense	3(c)	(4,799)	(5,127)
Depreciation and amortisation		(617)	(388)
Engineering consumables and contractors		(757)	(746)
Travel and accommodation		(285)	(487)
Communications and computing		(360)	(423)
Patent costs		(100)	(103)
Insurance costs		(206)	(221)
Audit, compliance and listing costs		(256)	(256)
Finance costs	5	(306)	(436)
Other expenses	3(d)	(622)	(813)
Share of profit of equity accounted investment	4(a)	1,466	314
Loss before income tax		(196)	(2,530)

Income tax benefit/(expense)	6(a)	225	(94)

Net profit/(loss) for the period		29	(2,624)

Profit/(loss) for the period attributable to owners of the parent		29	(2,624)

Basic profit/(loss) per share (in cents)*		0.06	(5.48)
Diluted profit/(loss) per share (in cents)*		0.06	(5.48)

* On 28 October, 2010 the shareholders, in Annual General Meeting, approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share.  The effect of the share consolidation has been retroactively applied to the Earnings per share calculations for the comparative period presented.

Statements of Comprehensive Income	Orbital Corporation Limited

	Consolidated
For the half year ended 31 December 2010	2010	2009
	$'000	$'000

Net profit/(loss) for the period	29	(2,624)

Other comprehensive loss
Foreign currency translation	(2,192)	(1,621)
Other comprehensive loss for the period, net of tax	(2,192)	(1,621)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(2,163)	(4,245)

Total comprehensive loss for the period attributable to owners of the parent	(2,163)	(4,245)

Statements of Changes in Equity

For the half year ended 31 December 2010	Share Capital	Accumulated Losses	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	$’000	$’000	$’000	$’000	$’000

At 1 July 2009	19,055	(3,224)	884	399	17,114
Loss for period	-	(2,624)	-	-	(2,624)
Other comprehensive income	-	-	-	(1,621)	(1,621)
Total comprehensive loss for the half-year	-	(2,624)	-	(1,621)	(4,245)

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	117		(117)		-
Share based payments	89	-	147	-	236
Balance at 31 December 2009	19,261	(5,848)	914	(1,222)	13,105

At 1 July 2010	19,261	1,292	1,017	(770)	20,800
Profit for period	-	29	-	-	29
Other comprehensive income	-	-	-	(2,192)	(2,192)
Total comprehensive income/(loss) for the half-year	-	29	-	(2,192)	(2,163)

Transactions with owners in their capacity as owners
Shares issued in accordance with share plan	-	-	-	-	-
Share based payments	-	-	255	-	255
Balance at 31 December 2010	19,261	1,321	1,272	(2,962)	18,892

Statements of Financial Position	Orbital Corporation Limited

		Consolidated
As at 31 December 2010	Note	31 Dec 2010	30 June 2010
		$'000	$'000
ASSETS
Current assets
Cash and cash equivalents	7	1,958	3,608
Trade and other receivables		4,807	5,084
Inventories		2,794	3,722
Non-current assets held for sale	12(a)	3,679	-
Total current assets		13,238	12,414

Non-current assets
Investment in associate	4(b)	10,873	11,534
Deferred taxation asset	6(b)	4,824	5,215
Property, plant and equipment	12(a)	3,823	7,911
Intangibles and goodwill		1,714	1,525
Total non-current assets		21,234	26,185

TOTAL ASSETS		34,472	38,599

LIABILITIES
Current liabilities
Trade payables and other liabilities		2,691	2,676
Interest bearing borrowings		547	2,056
Employee benefits		1,970	2,420
Deferred revenue		316	316
Government grants		225	225
Other provisions		85	173
Total current liabilities		5,834	7,866

Non-current liabilities
Long term borrowings	8	7,852	7,604
Employee benefits		133	455
Government grants		1,761	1,874
Total non-current liabilities		9,746	9,933

TOTAL LIABILITIES		15,580	17,799

NET ASSETS		18,892	20,800

EQUITY
Share capital	9	19,261	19,261
Reserves		(1,690)	247
Retained profits		1,321	1,292

TOTAL EQUITY		18,892	20,800

Statements of Cash Flows	Orbital Corporation Limited

		Consolidated
	Note	31 Dec	31 Dec
For the half year ended 31 December 2010		2010	2009
		$'000	$'000

Cash Flows from Operating Activities
Cash receipts from customers		8,583	7,903
Cash paid to suppliers and employees		(9,052)	(10,070)
Cash used by operations		(469)	(2,167)
Interest received		58	147
Interest paid		(70)	-
Income tax paid		-	(12)

Net cash used in operating activities	10	(481)	(2,032)

Cash Flows from Investing Activities
Dividends received from associate		737	495
Proceeds from sale of property, plant and equipment		30	26
Acquisition of property, plant and equipment		(118)	(1,074)
Costs incurred on development of intangibles		(306)	(601)

Net cash from/(used) in investing activities		343	(1,154)

Cash Flows from Financing Activities
Repayment of borrowings		(1,509)	(610)
Net cash used in financing activities		(1,509)	(610)

Net decrease in cash and cash equivalents		(1,647)	(3,796)

Cash and cash equivalents at 1 July		3,608	6,623
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		(3)	(16)

Cash and cash equivalents at 31 December		1,958	2,811

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

1.

BASIS OF PREPARATION AND ACCOUNTING POLICIES

(a)

Basis of preparation

This general purpose financial report for the half year ended 31 December 2010 has been prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

It is recommended that the half-year financial report be read in conjunction with the annual report for the year ended 30 June 2010 and considered together with any public announcements made by Orbital Corporation Limited during the half year ended 31 December 2010 in accordance with the continuous disclosure obligations of the ASX listing rules.

Except as disclosed below, the accounting policies and methods of computation are the same as those adopted in the most recent annual financial report.

(b)

Application of new and revised accounting standards

From 1 July 2010 the Group has adopted the following applicable Standards and Interpretations, mandatory for annual periods beginning on or after 1 July 2010.

AASB 2009-5

Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project

The amendments to some Standards result in accounting changes for presentation, recognition or measurement purposes, while some amendments related to terminology and editorial changes.

AASB 2009-8

Amendments to Australian Accounting Standards – Group Cash-settled Share-based Payment Transactions

The amendments clarify the accounting for group cash-settled share-based payment transactions in the separate or individual financial statements of the entity receiving the goods or services when the entity has no obligation to settle the share-based payment transaction.

Interpretation 19

Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments

This interpretation clarifies that equity instruments issued to a creditor to extinguish a financial liability are “consideration paid” in accordance with paragraph 41 of IAS 39. As a result, the financial liability is derecognised and the equity instruments issued are treated as consideration paid to extinguish that financial liability.

Adoption of these Standards and Interpretations did not have any effect on the financial position or performance of the Group.

The Group has not elected to early adopt any new standards or amendments.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

2.

SEGMENT INFORMATION

Identification of reportable segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the nature of the revenue stream of each operating segment and the nature of the business conducted by the operating segment.  Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

The reportable segments are based on the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

Types of products and services

Engineering services (consultancy)

The engineering services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments.  The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Alternative fuels (sale of goods)

The alternative fuels business provides LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operates a spare parts business for LPG fuel systems.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensee of Orbital technologies.  Applications utilising Orbital technologies include outboard engines, autorickshaws and scooters.

Accounting policies

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•

Corporate management and finance and administration overhead expenses.

•

Share of profit from equity accounted investment.

•

Finance costs - including adjustments on provisions due to discounting.

•

Cash and cash equivalents.

•

Borrowings.

Inter-segment pricing is determined on an arm’s length basis.

Operating segments

The following table presents revenue and profit information for reportable segments for the half years ended 31 December 2010 and 31 December 2009.

	Consulting Services		Alternative Fuels		Royalties and Licences		Consolidated
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2010	2009	2010	2009	2010	2009	2010	2009
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Revenue	4,202	4,526	2,717	2,912	463	432	7,382	7,870
Unallocated other revenue							58	147
Total Revenue							7,440	8,017

Result	36	(12)	(396)	(920)	273	242	(87)	(690)

Research & development costs							(716)	(96)
Unallocated expenses (net)*							(553)	(1,622)
Finance costs							(306)	(436)
Share of profit from equity accounted investment							1,466	314
Loss before related income tax							(196)	(2,530)

Income tax benefit/(expense)							225	(94)

Net profit/(loss) for the period							29	(2,624)

*Unallocated expenses (net) includes other income and corporate overheads which are not allocated to operating segments as they are not considered part of the core operations of any segment.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

2.

Segment information (continued)

Operating segments (continued)

The following table represents asset information for reportable segments as at 31 December 2010 and 30 June 2010.

	Consulting Services		Alternative Fuels		Royalties and Licences		Consolidated
	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June	31 Dec	30 June
	2010	2010	2010	2010	2010	2010	2010	2010
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment assets
Segment assets	11,089	10,695	5,472	6,784	256	763	16,817	18,242
Unallocated assets
Cash and cash equivalents							1,958	3,608
Equity accounted investment in associate							10,873	11,534
Deferred tax asset							4,824	5,215

Consolidated Total Assets							34,472	38,599

		31 Dec	31 Dec
		2010	2009
		$'000	$'000
3.	REVENUE, INCOME AND EXPENSES

(a)	Other revenue
	Interest Income	58	147

(b)	Other Income
	Automotive Competitiveness and Investment Scheme credits	543	338
	Government grant	372	46
	Other	21	25
		936	409

(c)	Employee benefits expense
	Salaries and wages *	3,933	4,150
	Contributions to defined contributions superannuation funds	450	462
	Equity settled transactions	255	237
	Decrease in liability for annual leave	(93)	(209)
	(Decrease)/increase in liability for long service leave	(4)	33
	Other associated personnel expenses	258	454
		4,799	5,127
	* Salaries and wages includes the reversal of a medium term incentive of $400,000 accrued as at 30 June 2010.

(d)	Other Expenses
	Occupancy costs	411	376
	Administration costs	100	131
	Marketing costs	30	61
	Investor relations	17	32
	Provisions	(34)	56
	Net foreign exchange losses	88	107
	Other	10	50
		622	813

Notes to the Financial Statements

Orbital Corporation Limited

For the half year ended 31 December 2010

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

4.

INVESTMENT IN ASSOCIATE

As at 31 December 2010, the consolidated entity holds a 42% interest in Synerject LLC, a joint venture entity with Continental Corporation (30 June 2010: 42%; 31 December 2009: 42%).  The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management of non-automotive systems and components and automotive components related to the Orbital combustion process.

		31 Dec	31 Dec
		2010	2009
		$'000	$'000
(a)	Results of Synerject
	Share of Synerject’s profit before income tax	1,271	434
	Share of income tax benefit/(expense)	59	(26)
		1,330	408
	Adjustments:
	- dissimilar accounting treatment with respect to development expenditure	36	(210)
	- dissimilar accounting treatment with respect to intangibles	100	116
	Share of jointly controlled entity’s net profit accounted for using the equity method	1,466	314

		31 Dec	30 June
		2010	2010
		$’000	$’000
(b)	Movements in the carrying amount of the Group’s interest in Synerject
	Balance at the beginning of reporting period	11,534	11,264
	Share of profits after tax	1,466	1,874
	Share of reserves	233	(357)
	Dividends received	(737)	(677)
	Unrealised foreign exchange movements	(1,623)	(570)
	Balance at the end of reporting period	10,873	11,534

(c)	Summary financial information of Synerject LLC
		Revenues (100%) $’000	Profit (100%) $’000	Total Assets (100%) $’000	Total Liabilities (100%) $’000	Net Assets as reported by Synerject (100%) $’000
	31 Dec 2010	59,656	2,712	42,334	24,490	17,844
	31 Dec 2009	45,582	972	38,534	23,594	14,940
	30 June 2010	104,323	5,476	53,478	34,461	19,017

	Revenues (100%) US$’000	Profit (100%) US$’000	Total Assets (100%) US$’000	Total Liabilities (100%) US$’000	Net Assets as reported by Synerject (100%) US$’000
31 Dec 2010	56,608	2,573	42,127	24,370	17,757
31 Dec 2009	41,584	849	34,831	21,327	13,504
30 June 2010	90,375	4,744	46,071	29,688	16,383

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

		31 Dec	31 Dec
		2010	2009
		$'000	$'000
5.	FINANCE COSTS

	Non-cash interest expense WA Government Loan (a)	248	380
	Trade finance facility	58	56
		306	436

(a)

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Notes to the Financial Statements

Orbital Corporation Limited

For the half year ended 31 December 2010

6.	TAXATION

(a)	Current income tax
	Withholding tax	(1)	(6)
	United States of America Federal and State taxes	(83)	(88)
		(84)	(94)

	Deferred tax
	Benefit on recognition of tax losses	309	-
		309	-

	Total income tax benefit/(expense) in income statement	225	(94)

No income tax is payable by the consolidated entity in Australia due to the existence of substantial losses available to offset future assessable income.  Due to losses in the six months to 31 December 2010, none of these losses have been recouped and it is inappropriate to recognise a future income tax benefit for Australian losses until it is probable that the consolidated entity will have future taxable profits.

Certain State and Federal Income Taxes are payable on portions of the profits generated by Synerject LLC from its various operating locations in the United States of America (“USA”).  Synerject LLC is a pass-through enterprise for taxation purposes and as such Orbital is assessed for various State income taxes and Federal income taxes (Alternative Minimum Tax).  The amount of income tax paid in the USA is reduced through the utilisation of carried forward tax losses at both a State level, and at the Federal level. A deferred tax asset has been recognised for the probable future benefit arising from the utilisation of these carried forward tax losses.

		31 Dec	30 June
		2010	2010
(b)	Deferred tax asset	$'000	$'000
	Total benefits at current income tax rates in the USA from prior losses able to be recouped from future assessable income from Synerject revenues:

	Balance at beginning of reporting period	5,215	5,054
	Income tax benefit reflecting increase in recognised losses during the period	309	417
	Effect of change in exchange rates on opening balance	(700)	(256)
	Balance at end of reporting period	4,824	5,215

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

		31 Dec	30 June
		2010	2010
		$'000	$'000
7.	CASH AND CASH EQUIVALENTS

	Cash at bank	102	148
	Cash at bank - US dollars	1,276	195
	Cash at bank - European currency units	116	23
	At call deposits - financial institutions	464	3,242
		1,958	3,608

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

8.	LONG TERM BORROWINGS

	Non-current
	Loans and advances - secured (Note 5(a))	7,852	7,604

9.	SHARE CAPITAL

	Ordinary shares	19,261	19,261

	Movement in ordinary shares on issue	Number	$'000

	At 1 July 2009	47,888,505	19,055
	Shares issued pursuant to employee share plans	308,889	206
	At 31 December 2009	48,197,394	19,261

	At 1 July 2010	48,197,394	19,261
	Shares issued pursuant to rounding up of shareholdings during one for ten share consolidation (a)	1,494	-
	At 31 December 2010	48,198,888	19,261

(a)

On 28 October, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share.  The share consolidation became effective on 28 October, 2010.

The effect of the share consolidation has been retroactively applied to the number of shares outstanding, the number of shares offered under share based payment plans, the share price based targets under share based payment plans and earnings per share calculations for the comparative period presented.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

		31 Dec	31 Dec
		2010	2009
		$'000	$'000
10.	NOTES TO THE STATEMENT OF CASH FLOWS

	Reconciliation of cash flows from operating activities
	Profit/(loss) after income tax	29	(2,624)

	Adjustments for:
	Profit on sale of property, plant and equipment	(3)	(2)
	Depreciation	500	349
	Amortisation	117	39
	Amortisation of deferred revenue and government grants	(113)	(46)
	Allowance for doubtful debts	(1)	24
	Amounts set aside for warranty and other provisions	1	22
	Reversal of provision for medium term incentives	(400)	-
	Share of net profit of equity accounted investment	(1,466)	(314)
	Amortisation of non-interest bearing loans	248	380
	Non cash changes in tax balances	(309)	-
	Employee compensation expense	255	237
	Net foreign exchange losses	88	107

	Net cash used in operating activities before changes in assets and liabilities	(1,054)	(1,828)

Notes to the Financial Statements

Orbital Corporation Limited

For the half year ended 31 December 2010

Changes in assets and liabilities during the period:
Decrease/(increase) in receivables	91	805
Decrease/(increase) in inventories	928	(778)
(Decrease)/increase in payables	(74)	68
(Decrease)/increase in employee provisions	(372)	(299)
	573	(204)

Net cash used in operating activities	(481)	(2,032)

11.

SHARE BASED PAYMENTS

The Company has three employee share plans in which the key management personnel participate.

Employee Share Plan No.1

Key management personnel (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan.  Under the Employee Share Plan, offered shares are held in escrow for a period of 3 years or until the date the employee ceases employment with the Company.

Total expense recognised during the period is $84,000.

There have been no issues under the Employee Share Plan No.1 during the reporting period

Executive Long Term Share Plan

Key management personnel may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

11.

SHARE BASED PAYMENTS (continued)

During the period, a total of 1,730,900 rights were offered to 6 executives (2009: 1,436,000 rights offered to 7 executives).

The terms and conditions of the offer made during the half year ended 31 December 2010 are as follows:

(a)

50% of the shares offered will be issued depending on the performance of the Company relative to a group of selected peers.

Offer date:

31 August 2010

Share price:

34 cents

Fair value at offer date:

33 cents

Minimum vesting conditions:

3 years subject to TSR ranking at or above 50th percentile

Expected volatility (expressed as weighted average

volatility used in the modelling under binomial lattice model)

60%

Risk-free interest rate (based on government bonds)

4.27%

The basis of measuring fair value is consistent with that disclosed in the consolidated financial report as at and for the year ended 30 June 2010.

(b)

50% of the shares offered will be issued if the Company achieves earnings in excess of 11 cents per share for the year ending 30 June 2013.

Notes to the Financial Statements	Orbital Corporation Limited

For the half year ended 31 December 2010

The relative ranking of the TSR of the Company to the group of selected peers for the 3 years to 1 September 2010 was below the 50th percentile, therefore all of the shares offered in September 2007 with a vesting date of 1 September 2010 lapsed during the reporting period.

Performance Rights Plan

The Company also has a Performance Rights Plan as part of its long-term incentive arrangements for senior executives.  Refer to the 30 June 2010 Annual Report for information on the terms and conditions of the Performance Rights Plan.

There have been no issues of shares or performance rights under the Performance Rights Plan during the reporting period.

12.

EVENTS AFTER THE BALANCE SHEET DATE

(a)

Sale of Property.

Subsequent to the end of the half-year, Orbital settled the sale of its Balcatta property for a sale price of $8,650,000.

The Company will record a profit of approximately $4,400,000 on the transaction which will be reflected in the full year results of the Company.

(b)

There have been no other events subsequent to balance date which would have a material affect on the Group’s financial statements at 31 December 2010.

Directors’ Declaration	Orbital Corporation Limited

In accordance with a resolution of the directors of Orbital Corporation Limited, I state that:

In the opinion of the directors:

(a)

the financial statements and notes of the consolidated entity are in accordance with the Corporations Act 2001, including: -

(i)

giving a true and fair view of the financial position as at 31 December 2010 and the performance for the half-year ended on that date of the consolidated entity; and

(ii)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)

there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board,

/s/ William Peter Day

WP Day

Chairman

Dated: 24 February 2011

Perth, Western Australia

To the members Orbital Corporation Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Orbital Corporation Limited which comprises the statement of financial position as at 31 December 2010, income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the half-year end or from time to time during the half year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Orbital Corporation Limited and the entities it controlled during the half-year, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.  We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

GL;HG;ORBITAL007

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Orbital Corporation Limited is not in accordance with the Corporations Act 2001, including::

a)

giving a true and fair view of the consolidated entity’s financial position as at 31 December 2010 and of its performance for the half-year ended on that date; and

b)

complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

/s/ Ernst & Young

Ernst & Young

/s/ Geoff Lotter

G Lotter

Partner

Perth

24 February 2011

GL;HG;ORBITAL;007

CORPORATE INFORMATION	Orbital Corporation Limited

ABN 32 009 344 058

Directors

W.P. Day Chairman

T.D. Stinson Managing Director and Chief Executive Officer

J.G. Young

M.T. Jones

V. Braach-Maksvytis

Company Secretary

I.G. Veitch

Registered Office

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Principal place of business

4 Whipple Street

Balcatta, Western Australia 6021

Australia

Share Register

Computershare Investor Services Pty Ltd

Level 2, Reserve Bank Building

45 St George’s Terrace

Perth, Western Australia 6000

ADR Facility

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Share Trading Facilities

Australian Stock Exchange Limited (code “OEC”)

OTC Bulletin Board (code “OBTMY”)

Auditors

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia 6000

Endnotes

Liability limited by a scheme approved under

Professional Standards Legislation.